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------              U.S. SECURITIES AND EXCHANGE COMMISSION                  ------------------------------
FORM 4                       WASHINGTON, D.C. 20549                                  QMB APPROVAL
------                                                                       ------------------------------
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               QMB NUMBER           3235-0287
/ / Check box if no                                                          EXPIRES:      FEBRUARY 1, 1997
    longer subject to                                                        ESTIMATED AVERAGE BURDEN
    Section 16. Form 4                                                       HOURS PER RESPONSE     ....0.5
    or Form 5 obligations                                                    ------------------------------
    may continue. See
    Instruction 1(b).
                  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940
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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Callaghan     Dennis               J.         Florida Panthers Holdings, Inc.    "PAW"        Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------     X Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
28254 Old Country Club Road                       Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         1-98                ----        title ---       below)
                 (Street)                      -------------------------   ------------------                below)
 Easton,           Maryland      21601                                    5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                               N/A
                                                          --               ------------------


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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Class A Common Stock                                                                       94,787 sh.           D            N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.  (Over)

                   (Print or Type Response) SEC 1474 (8-92)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Warrants                  $29.01/sh.    (1)          --   --     --      --     (1)     (2)      Class  A    25,456 sh.   --
                                                                                                 Common Stock
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Exchange Rights           $26.385/sh.   (2)          --   --     --      --     (2)    1-31-01   Class  A    88,125 sh.   --
                                                                                                 Common Stock
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Stock Options             $26.375/sh.   (3)          --   --     --      --     (3)    7-09-07   Class  A   250,000 sh.   --
                                                                                                 Common Stock
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Stock Options             $17.25/sh.    (4)          A    --    40,000   --     (4)    1-2-08    Class  A    40,000 sh.   --
                                                                                                 Common Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Warrants                         25,456                    D                           N/A
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Exchange Rights                  88,125                    D                           N/A
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Stock Options                   250,000                    D                           N/A
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Stock Options                    40,000                    D                           N/A
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Explanation of Responses: (1) Mr. Callaghan was granted the warrants on June 26, 1997. Fifty percent of the warrants expire on December 31, 1998 and the remaining fifty percent of the warrants expire on December 31, 1999.
                          (2) Mr. Callaghan was granted the exchange rights on June 26, 1997, which exchange rights became exercisable immediately upon grant thereof.
                          (3) Mr. Callaghan was granted stock options to purchase up to 250,000 shares of
                              Class A Common Stock on July 9, 1997, which stock options vest in four equal annual installments beginning on July 9, 1998. Excercise price previously reported was an error, correct price is $26.375.
                          (4) Mr. Callaghan was granted stock options to purchase 40,000 shares of Class A
                              Common Stock on January 2, 1998, which stock options vest in four equal annual installments beginning on January 2, 1999.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Dennis J. Callaghan         2-9-98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                   DENNIS J. CALLAGHAN

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                             SEC 1474 (8-92)

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